Exhibit 99.4

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Anglesey Aluminium expects to end smelting operations in September 2009
15 January 2009
Anglesey Aluminium Metal, jointly owned by Rio Tinto Alcan (51 per cent) and Kaiser Aluminum (49 per cent), anticipates that it will end smelting operations at the end of September 2009 when its current power contract expires.
Anglesey, which employs approximately 500 people, has worked intensively with UK government authorities and agencies to find a sustainable alternative to the power supply needs of the smelter, but has been unable to reach a feasible solution. The proposed curtailment of the smelting operations will now be the subject of consultation with affected employees through the appropriate representative bodies.
Anglesey Aluminium will continue to pursue alternative sources of affordable power. However no sources have yet been identified that would allow the uninterrupted continuation of smelting operations.
The company will evaluate alternative operating activities in line with the needs of the local community and market opportunities, including the continuation of remelt and casting operations at Anglesey and the production of anodes for use by other smelting facilities. It will also work with partners, stakeholders and the community to further support the development of economic activities in the area.
David Bloor, managing director of Anglesey Aluminium, said: “We have worked hard over many months in our efforts to extend the existing power contract beyond September of this year but have not yet been successful.”
“The operation is dependent for its power on the nearby Wylfa nuclear power station which is itself due for closure within the next few years. We are fully aware of the significant impact on the workforce and on the local community and will work with partners and stakeholders to develop other long term options in line with existing operations, the needs of the local community, and the economic market situation.”
Anglesey Aluminium was established as a joint venture between Rio Tinto and Kaiser Aluminum in 1971 and currently has an annual production capacity of 145,000 tonnes.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
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Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

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Investor Relations, London	Investor Relations, Australia

Nigel Jones	Dave Skinner
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